FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item
1.	Other news

OTHER NEWS

Subject: Company Update

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges:

The Bank has received an Adjudication Order from Securities and Exchange Board of India (SEBI) vide order no: AA/AR/2019-20/4392 on September 12, 2019 under Section 15- I of the SEBI Act, 1992, read with Rule 5 of the SEBI (Procedure for Holding Inquiry and Imposing Penalties by Adjudicating Officer) Rules, 1995 and under Section 23-I of Securities Contract Regulation Act, 1956 and Rule 5 of the Securities Contracts (Regulation) (Procedure for Holding Inquiry and imposing Penalties by Adjudicating Officer) Rules, relating to alleged delayed disclosure on May 18, 2010 of an agreement entered into by ICICI Bank Limited on the same day upon and after the approval of its Board of Directors relating to erstwhile Bank of Rajasthan(eBoR).

As per the order received, the Bank has been levied a penalty of ₹ 1 million and Mr. Sandeep Batra then Compliance Officer of the Bank with a penalty of ₹ 0.20 million.

The Bank is presently evaluating the order and would take appropriate steps accordingly.

Please take the above information pursuant to the requirements of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 13, 2019	By:	/s/ Ranganath Athreya
		Name :	Mr. Ranganath Athreya
		Title :	Company Secretary